SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Subject Company)
ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
00635P107

(CUSIP Number of Class of Securities)
Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
4 Mill Ridge Lane, Chester, New Jersey 07930
(908) 879-1400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
J. Vaughan Curtis
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

10 December 2007
ACQUISITION OF ADAMS RESPIRATORY THERAPEUTICS
BY RECKITT BENCKISER
Reckitt Benckiser Group plc (RB.L) (“Reckitt Benckiser”) and Adams Respiratory Therapeutics (NASDAQ: ARxT) (“Adams”) today announce that they have entered into a definitive agreement under which Reckitt Benckiser will tender for the acquisition of Adams for $60 per share in cash, representing a total consideration for Adams’ fully diluted share capital of approximately $2.3bn (£1.1bn). This transaction will be financed by Reckitt Benckiser by cash on hand and existing credit facilities.
Adams is a NASDAQ listed specialty pharmaceutical company, headquartered in Chester New Jersey, USA. Adams is exclusively focused on the development, commercialisation and marketing of pharmaceuticals for the treatment of respiratory disorders. Adams is currently active in the United States only and markets two brands; Mucinex®, market leader in adult expectorants and Delsym®, a leading cough suppressant. Mucinex represents most of Adams’ sales.
Adams’ net sales have grown from $14m in the fiscal year ending June 2003 to $332m for the fiscal year ending June 2007. A key driver of the company’s growth has been the approval by the FDA in 2002 of the Mucinex patent protected extended-release guaifenesin product for chest congestion relief. Income before income taxes for the year ending June 2007 was $48m.
Commenting on the acquisition today, Bart Becht, Chief Executive Officer of Reckitt Benckiser said:
“The acquisition of Adams Respiratory Therapeutics is another step forward in Reckitt Benckiser’s growth strategy in consumer healthcare. Adams will add to our portfolio a new, rapidly growing Powerbrand in Mucinex, a market and innovation leader in cough and congestion relief in the USA. Equally important, it will provide Reckitt Benckiser an entry into health care in the USA, the world’s largest OTC market.
“We believe Adams’ business has extremely good growth potential. Continued focus and investment in the Mucinex brand’s patent protected extended-release chest congestion relief products in the USA, the potential for international expansion of Mucinex from 2010 onwards and the launch of new products all underpin this potential for strong future growth.

“We also expect to realize substantial cost synergies as a result of integration of Adams into Reckitt Benckiser. Including these synergies, the operating margins on the Adams business are expected to be similar to Reckitt Benckiser’s existing consumer healthcare business. The deal is expected to be immediately earnings enhancing excluding a $60m one-off restructuring charge.”
“The growth potential of the business, the importance of gaining an entry in the USA healthcare market, and the synergies available make Adams a very attractive addition to our portfolio. We have already shown with the acquisition of Boots Healthcare International that we can generate shareholder value in consumer healthcare. We believe Adams represents another attractive opportunity for our shareholders.”
“This agreement reflects the ongoing strength of our business and our reputation as a leader in the U.S. OTC cough/cold market,” said Adams’ President and Chief Executive Officer, Michael J. Valentino. “Adams’ market-leading brands and dedicated employees have been the driving force behind our success. This is an exciting time for our company as we begin the next phase in our extraordinary history, and a great opportunity for us to take our leading brands global.”
There will be a conference call for investors to discuss this announcement at 1430hrs UK time / 0930hrs EST today. Dial-in details are 0203 023 4465 for UK participants and +44 203 023 4465 for international participants. Full details will be posted on the Company’s website at www.reckittbenckiser.com. A replay facility will be available at +44 (0) 208 196 1998.
Details on Adams Respiratory Therapeutics, Inc.
Adams is a specialty pharmaceutical company focused on the late-stage development, commercialisation and marketing of OTC and prescription pharmaceuticals for the treatment of respiratory disorders. In the fiscal year ending June 2007, Adams had net sales of $332m, income before income taxes of $48m (as reported), and gross assets of $318m under US GAAP. Adams financials will be restated onto Reckitt Benckiser policies on completion.
Adams product portfolio includes:
•	Mucinex, the No.1 OTC expectorant in the USA, is a long-acting guaifenesin product and the only FDA approved 12-hour expectorant. Mucinex is also available in other dosage forms, including; Mucinex DM which combines the long-acting expectorant properties of guaifenesin with the cough suppressant dextromethorphan; Mucinex D which adds the decongestant pseudoephedrine to the expectorant properties of long-acting guaifenesin; and Maximum Strength Mucinex, maximum strength 1200 mg long-acting, guaifenesin-based OTC products. All of the adult oral-solid Mucinex products utilize a patent protected delivery system for the basic ingredient, guaifenesin, which provides both immediate and long-lasting release.

•	Mucinex is also available in newly launched Mucinex Full Force Nasal Spray and Mucinex Moisture Smart Nasal Spray. Both of these formulations contain a topical nasal decongestant.

•	Mucinex for Children has been launched in four formats, two liquid products and two Mini-Melts™ with a proprietary licensed delivery format. Adams has recently launched Mucinex Cough Mini-Melts.

•	Delsym is the only FDA approved 12 hour liquid cough suppressant available without a prescription in the USA, and is based on patented technology to provide the longest lasting OTC cough relief in a single dose on the market. Delsym is currently sold in two adult and two children’s lines.
Adams has a manufacturing facility in Fort Worth, Texas for the production of adult Mucinex. Delsym is produced for Adams under a manufacturing supply agreement.
Adams has grown rapidly in recent years, with compound growth of net sales over the period Fiscal Year 2005- 2007 of 44%, and continuing growth to date in Q1 of the fiscal year to June 2008 of 22%.
The company has approximately 500 employees.
More detail on Adams is available at www.adamsrt.com where the Company’s 10k and other regulatory filings are available. To learn more about Mucinex®, visit www.mucinex.com. To learn more about Delsym®, visit www.delsym.com.
Restructuring Charge
There will be a one-off charge of $60m for the cost of integrating and restructuring Adams and further restructuring of the enlarged company.
Timetable & Integration
The transaction has been unanimously approved by the respective Boards of Directors of both Adams and Reckitt Benckiser. Reckitt Benckiser intends to launch the tender offer for Adams’ shares within the next twenty business days and this tender offer is anticipated to end in January or early February 2008.
The acquisition remains subject to anti-trust approvals in North America. No material anti-trust issues are expected, and other conditions to closing are customary.
The Board of Directors of Reckitt Benckiser has been advised by Merrill Lynch and Arnold & Porter LLP served as legal counsel to Reckitt Benckiser. Morgan Stanley served as financial advisor to Adams and Alston & Bird LLP served as legal counsel to Adams.

For Further Information

Reckitt Benckiser		+44 (0)1753 217 800

Tom Corran	SVP Investor Relations & Corporate Communications

Mark Wilson	Corporate Controller and Investor Relations Manager (investor queries)

Fiona Fong	Head of Corporate Communications (press queries)

PR Agency

Susan Gilchrist	Brunswick	+44 (0)207 404 5959

Cindy Leggett Flynn,	Brunswick New York	+1 212 333 3810

Adams Respiratory
Therapeutics

Janet M. Barth	SVP Investor Relations & Corporate Communications	(908) 879-2428

Faith Pomeroy-Ward	Sr. Manager Investor Relations & Corporate Communications	(908) 879-1418
Important Information
Notice to Investors: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adams Respiratory Therapeutics, Inc. common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Reckitt Benckiser Group plc will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Adams will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.
Forward-looking Statements: This press release contains certain “forward-looking” statements, including the expected timetable for completing the proposed transaction between Reckitt Benckiser and Adams, the benefits of the transaction, future earnings and growth, and the receipt of anti-trust approvals. Such forward-looking statements can be identified by the words “intend,” “expect,” and similar expressions and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially include, among others, the satisfaction of conditions to the closing of the proposed transaction; general economic, business and market conditions; and other risk factors set forth under Item 1A. Risk Factors in

Adams’ Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and under Item 1A. Risk Factors in Adams’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. Except to the extent required by applicable securities laws, we are not under any obligation to (and expressly disclaim any such obligation to) update any forward-looking statements, whether as a result of new information, future events, or otherwise. All statements contained in this press release are made only as of the date of this release.
Notes for Editors
Reckitt Benckiser is a world leader in household cleaning, health and personal care. The Company is truly global, with over 60 operating companies and some 43 manufacturing facilities worldwide and has sales in 180 countries. The Company employs 22,000 people around the world. Amongst the Company’s leading brands in household are Lysol, the world leader in disinfecting cleaning, Calgonit & Finish & Electrasol, the world leaders in automatic dishwashing, Woolite, world leader in fine fabrics, Vanish & Spray’nWash, world leaders in fabric treatment, Airwick and Mortein, both No.2 brands in air care and pest control respectively. In Health & Personal Care (25% of net revenues), leading brand positions include Veet, the world number one depilatory and Dettol the world’s leading antiseptic, Nurofen, the leading European analgesic, Strepsils, world number one in medicated sore throat, Gaviscon the No.1 gastro intestinal remedy in UK and Lemsip the UK no.1. in cold/flu remedies.
Reckitt Benckiser is headquartered in Slough just outside London, UK and is listed on the London stock exchange. With a market capitalization of c.£20bn it ranks among the top 25 UK listed companies. Reckitt Benckiser had net revenues of £4.92bn, operating profit of £910m, and net income of £674m in 2006.
About Adams Respiratory Therapeutics, Inc.
Adams is a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter and prescription pharmaceuticals for the treatment of respiratory disorders.

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